UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohe, Esq.
Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (+49−30) 468−1111

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Worldwide Plaza
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following statements were published on Schering Aktiengesellschaft’s website today. In order to access these statements, a reader must confirm that the reader has read and accepted the following statement:

At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement relating to the tender offer by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the U.S. Securities and Exchange Commission. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Supervisory Board supports position of the Executive Board
The Supervisory Board of Schering AG has discussed in an extraordinary meeting on 14 March 2006 Merck KGaA’s unsolicited proposal for takeover.

The Supervisory Board has decided unanimously to support the position taken by the Executive Board to reject the proposal, as it does not reflect the value of Schering as an independent, highly specialized research-driven pharmaceutical company.

The Supervisory and the Executive Boards agree that the company should exercise all options needed to independently increase the value of Schering.

Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG, added the following.

“We are determined to stay independent as a global operating company.

We will convince our shareholders that our company will continue to follow its successful strategy.

After the proposed combination, we would be bigger, but in no way better.

Already today, Schering is a champion in its business fields, on a global basis. We do not need any help.

We have started early to focus on our strengths: We develop innovative drugs for patients to treat unmet medical needs.“

We are determined to continue our successful development as an independent pharma specialist

The Executive Board of Schering AG, Berlin, confirmed on March 12, 2006 that it has been informed by Merck KGaA representatives during the weekend that Merck KGaA intends to make an all-cash offer for the shares of Schering AG at EUR 77 per share. The proposed price represents a premium of 15% over the XETRA closing price of Schering AG’s shares on March 10, 2006 of EUR 66.86.

The Executive Board states that this offer significantly undervalues Schering and its prospects as an independent specialized pharmaceutical company.

Schering also confirmed that the approach is unsolicited and that no negotiations are ongoing with Merck KGaA.

“We are determined to continue our successful development as an independent pharma specialist. With our increasing profitability, innovative products and an attractive development pipeline we are well prepared for the future. We have to tackle this new challenge by even intensifying our efforts to increase growth and profitability of Schering. This is the best way to generate additional value for our shareholders who will finally have to decide upon the independence of Schering”, said Hubertus Erlen, Chairman of the Executive Board of Schering AG, Berlin.